FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 11 November 2015

EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                                                          Notice to London Stock Exchange dated 11 November 2015

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 2 October 2015 entitled ‘Director/PDMR shareholding - replacement’
Exhibit 2:	Stock Exchange announcement dated 12 October 2015 entitled ‘Director/PDMR shareholding’
Exhibit 3:	Stock Exchange announcement dated 13 October 2015 entitled ‘Director/PDMR shareholding’
Exhibit 4:	Stock Exchange announcement dated 19 October 2015 entitled ‘Director/PDMR shareholding’
Exhibit 5:	Stock Exchange announcement dated 19 October 2015 entitled ‘Director/PDMR shareholding - replacement’

Exhibit 1:

Please note that that this is an amended version of Unilever's announcement released on 11 September 2015 (RNS number 8780Y entitled 'Director/PDMR Shareholding'). It now shows 2,771 shares earned by Paul Polman (Director) as a result of the reinvestment of dividends on beneficially owned shares. The original announcement stated the number of shares as 2,747.  This amendment is identified below with an asterisk.  All other details within the original announcement remain unchanged.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 10 September 2015 that on 9 September 2015 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Senior Executive Retirement Arrangement (SERA), the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, the Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £26.26 or the New York Stock Exchange closing price of $40.06 (as appropriate) on 9 September 2015.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 73 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 65 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 7 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 378 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 33 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 93 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 702 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 27 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 76 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 265 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 37 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 66 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 22 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 35 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 39 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 75 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 36 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 34 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 37 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 25 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 7 Ordinary 3 1/9 pence shares
Ms R Sotamaa (PDMR) - 38 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 90 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 43 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr D Blanchard (PDMR) - 65 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 67 Ordinary 3 1/9 pence shares
Mr N Paranjpe (PDMR) - 30 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 185 Ordinary 3 1/9 pence shares
Ms R Sotamaa (PDMR) - 33 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 63 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.
 Management Co-Investment Program
 Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 38 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 41 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Reinvestment of dividend on beneficially owned shares Mr A Jope (PDMR) - 111 American Depository Receipts each representing 1 Ordinary 3 1/9 pence share
The above transaction was carried out in the USA.

Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D A Baillie (PDMR) -109 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 432 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 423 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 351 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 132 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 185 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 2,771* Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 148 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 187 Ordinary 3 1/9 pence shares
Ms R Sotamaa (PDMR) - 1 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 179 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 169 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Senior Executive Retirement Arrangement (SERA)

Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA) and reinvested as follows:

Mr K Havelock (PDMR) - 255 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 433 Ordinary 3 1/9 pence shares

The above transaction was carried out in the UK

 Unilever PLC Share Incentive Plan (ShareBuy)

 Dividends earned on shares purchased under the Share Incentive Plan (ShareBuy), and reinvested as follows:

 Mr P L Sigismondi (PDMR) - 1 Ordinary 3 1/9 pence share at a price of 2647p per share

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

2 October 2015

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 9 October 2015 of the following transaction which took place on 8 October 2015:

Mr P L Sigismondi (PDMR) purchased 5 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2753.9216p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

12 October 2015

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 13 October 2015 of the following transaction which took place on 8 October 2015:

Mr G Pitkethly (PDMR) purchased 4 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2753.9216p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

13 October 2015

Exhibit 4:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 16 October 2015 of the following transaction which took place on 16 October 2015:

Ms Elvira Lopez Veiga (a connected person to Mr P L Sigismondi) sold 12,500 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2900p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

19 October 2015

Exhibit 5:

Please note that this is an amended version of Unilever's announcement released on 15 October 2015 (RNS number 4524C entitled 'Director/PDMR Shareholding'). It now shows that D Blanchard (PDMR) sold 3,532 shares. The original announcement stated he purchased 3,532 shares. This amendment is identified below with an asterisk.  All other details within the original announcement remain unchanged.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 15 October 2015 of the following transaction which took place on 15 October 2015:

D Blanchard (PDMR) sold* 3,532 Unilever PLC American Depositary Receipts (PLC ADRs) on 15 October 2015 each representing 1 Ordinary 3 1/9 pence share at a price of US$44.6037 per share.

The above transaction was carried out in the US.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

19 October 2015

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.